VANC Pharmaceuticals Appoints Dr. Robert Sindelar

to

Board of Directors

March 27, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug, over-the-counter (OTC) markets, and point-of-care technologies (POCT) is pleased to announce the appointment of Dr. Robert Sindelar to VANC’s Board of Directors.

Dr. Sindelar is a Professor, Faculty of Pharmaceutical Sciences, University of British Columbia (UBC) and an Advisor, External Relations to the Centre for Health Evaluation & Outcomes Sciences, Providence Health Care Research Institute and UBC.  Dr. Sindelar is also an elected fellow International Pharmaceutical Federation, Chair of the Global Pharmacy Observatory Advisory Board of the International Pharmaceutical Federation, part-time President, Global Drug Commercialization Centre (GDCC), Chengdu, China and part time VP, GDCC Worldwide, and Member of the External Advisory Board, Trinity College Dublin, School of Pharmacy and Pharmaceutical Sciences.

Dr. Sindelar is also a past Dean of the Faculty of Pharmaceutical Sciences, UBC, President Providence Health Care Research Institute and VP Research and Academic Affairs, Providence Health Care.

Dr. Sindelar earned a B.A., Chemistry from Millikin University, a M.S. and Ph.D. in Medicinal Chemistry and Natural Products from the University of Iowa, College of Pharmacy.

“We are very honoured to have Dr. Sindelar join VANC and help counsel and lead the Company along its goal of bringing technology to community pharmacy and increasing the participation of pharmacy in our Canadian health care system,” stated Bob Rai, CEO.  “Dr. Sindelar’s background is ideally suited to helping VANC build upon the increasing importance of community pharmacy in health care”.

“I am very pleased and excited to join VANC Pharmaceuticals and its growing platform enabling the increased participation of community pharmacy in patient-centred health care,” commented Dr. Sindelar. “I have spent much of my career both domestically and internationally promoting the importance of community pharmacy and new and important roles for community pharmacists in health care systems.  Current trends suggest that community pharmacy’s direct role in patient care services and wellness are growing and VANC has focused on delivering proven enabling technologies to further support this trend and the attendant growth in community pharmacy business activities,” concluded Dr. Sindelar.

“Bob Sindelar is internationally recognized as a key opinion leader in the expansion of community pharmacy,” stated David Hall, Chairman of the Board. “Dr. Sindelar brings with him a wealth of accomplishments and contacts both domestically and internationally upon which VANC can draw from.  We are blessed to have Dr. Sindelar join our board and look forward to the counsel he will provide as we grow our technology platforms such as HealthTab into the market,” ended Mr. Hall.

The company also announces today the granting of stock options under its Stock Option Plan to purchase an aggregate of 200,000 common shares of the Company at an exercise price of $0.24 per share for a five year term. The stock options were granted to a director of the Company and are subject to any necessary regulatory approvals.  The stock options may be subject to vesting conditions at the discretion of the board.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information on VANC Pharmaceuticals Inc., please visit the Company’s web site at www.vancpharm.com.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director

For further information, please contact Bob Rai at 604-247-2639.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.